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                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
          --------------------------------------------------------
                     Securities and Exchange Commission
                          Washington, D.C. 20549
          --------------------------------------------------------

                          JAKKS PACIFIC, INC.
                           (Name of Issuer)

              Common                              47012E106
   (Title of Class of Securities)               (CUSIP Number)


                            Vance M. Arnold
       8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

                            (214) 891-8294
  Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 31, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
   (a)  Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
   (b)  Renaissance U.S. Growth & Income Trust PLC
        ----------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    X
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):   N/A
                  ------

6. Citizenship or Place of Organization:  (a) Texas
                                          (b) England
                                              -------
Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole voting Power:  (a)  352,941 shares
                        (b)  352,941 shares
                            ----------------







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8.   Shared Voting Power:   0
                          ----

9.   Sole Dispositive Power:  (a) 352,941 shares
                              (b) 352,941 shares
                                 ----------------

10.   Shared Dispositive Power:  0
                                ---

11.   Aggregate Amount Beneficially Owned be Each Reporting Person:
       (a) 352,941 shares
       (b) 352,941 shares
          ----------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
                                                                       ----

13. Percent of Class Represented by Amount in Row (11):  (a) 8%
                                                         (b) 8%
                                                           -----
14. Type of Reporting Person:  IA
                              ----







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                                       SCHEDULE 13D

                              Filed Pursuant to Rule 13D-1


ITEM 1. SECURITY AND ISSUER
            $3,000,000 9.0% Convertible Debenture by and between JAKKS Pacific, Inc. as Borrower and Renaissance Capital Growth & Income Fund III, Inc. as Lender.

            $3,000,000 9.0% Convertible Debenture by and between JAKKS Pacific, Inc. as Borrower and Renaissance U.S. Growth & Income Trust, PLC as Lender.

            JAKKS Pacific, Inc.                              Company
            24955 Pacific Coast Hwy. #B202
            Malaibu, TX 90265


ITEM 2. IDENTITY AND BACKGROUND
a., b., c.  Renaissance Capital Growth &
            Income Fund III, Inc.                            Filer
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance U.S. Growth & Income
            Trust, PLC                                       Filer
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

            Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

            Renaissance Capital Group, Inc. is the Investment Advisor to the Filer. Its address is 8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206. The officers of Renaissance Capital Group, Inc. are:
                  Russell Cleveland, President
                  Barbe Butschek, Senior Vice President, Corporate Secretary and Treasurer
                  Vance M. Arnold, Executive Vice President
                  Mardon M. Navalta, Vice President
                  Norman D. Cox, Vice President

      d.    None
      e.    None
      f.    Texas







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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           The Filers' source of funds for this transaction came exclusively from the Filers' investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


ITEM 4. PURPOSE OF TRANSACTION
            The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            On December 31, 1996, the Company and Filers entered into Convertible Debenture Loan Agreements pursuant to which the Company issued the Filers each a $3,000,000 Convertible Debenture yielding a 9.0% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures December 1, 2003. The Debentures also call for mandatory principal installments commencing December 1, 1999 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on December 1, 2003. The Debentures also can be redeemed if the Company's common stock averages no less than $16.00 per share for a period of 20 consecutive trading days, then the Company shall have the right to redeem 1/2 of the Debenture at 120% of face value at any time after December 31, 1998. If the closing bid price for the Company's common stock averages no less than $20.00 per share for a period of 20 consecutive trading days, then the Company shall have the right to redeem 1/2 of the Debenture at 120% of face value at any time after December 31, 1998.

            The Convertible Debenture Loan Agreements grant the Filers the right to elect one member to the board of directors of the Company and as yet the Filers have not made a decision whether they will elect such a right. The Filers do not have the right to vote the Common Stock underlying the Convertible Debentures until and unless they elect to convert said instrument.

            The Filers have not effected any transactions in the securities of the Company prior to the purchase of the Convertible Debenture.







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ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES
        OR THE ISSUER
            The Company and the Filers entered into Convertible Debenture
            Loan Agreements on December 31, 1996. These agreements contain default and other provisions contained in loan agreements generally.


ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
          Not Applicable


ITEM 8. MATERIAL TO BE FILED AS EXHIBITS
          Not Applicable


I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: February 14, 1997


                     By:  Renaissance Capital Growth & Income Fund III, Inc.


                     By:    /s/ Vance M. Arnold
                          ---------------------------------
                             Vance M. Arnold
                             Executive Vice President
                             Renaissance Capital Group, Inc.
                             Investment Advisor